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                                                       EXHIBIT 21
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News Release
C-94012


MEDIA CONTACT:
Robert L. Price     214-995-2355
(Please do not publish this number.)



Semiconductor Licensing Program Achieves Milestones

     DALLAS (March 9, 1994) -- Texas Instruments announced today that it has made significant progress toward completion of the "1990 round" of its semiconductor industry licensing program.
"By reaching agreement with Micron and Goldstar we have substantially completed our current licensing program and can begin to focus on the 1995 round of renewal discussions which will begin next year," reported Richard J. Agnich, Senior Vice President and General Counsel of TI. "Since we began our efforts in 1989, we have reached agreement with 26 semiconductor companies throughout the world," he added.

     Under terms of the agreements, Micron Technology Inc. and Goldstar Electron Co., Ltd., each will be licensed through 1998 to TI semiconductor patents in exchange for licenses to semiconductor patents of those companies. TI will receive royalty payments based on sales of semiconductors by Micron and Goldstar. Payments include catch-up payments, which will be reflected in TI's first-quarter 1994 results, and ongoing royalties throughout the terms of the licenses.

     "It is satisfying to have reached all these agreements within the same framework, one that treats all licensees fairly and recognizes the value of TI's technological contributions to the semiconductor industry," Mr. Agnich said. "We are pleased to have done so with a minimum of litigation," he added.

     The agreement with Micron ends litigation between TI and Micron, reducing TI's semiconductor patent litigation to two conflicts, that with Fujitsu Limited over the Kilby Patent in Japan and with Analog Devices, Inc., Cypress Semiconductor Corporation, LSI Logic Corporation and VLSI Technology, Inc. in the United States over TI plastic encapsulation patents.
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     "The litigation in Japan is proceeding to a conclusion,
although the timing of action on the plastic encapsulation lawsuit remains uncertain," noted Mr. Agnich. The record in the Fujitsu litigation has been closed and no new arguments will be heard by the court. A decision is expected before mid year. "We believe the Kilby patent should be enforced by the court," said Agnich. "Still, we have to recognize that litigation is uncertain by its nature as to timing or outcome. This is litigation and it is in a country which has yet to establish a clear record for protecting intellectual property."

     The litigation with Analog, Cypress, LSI and VLSI over their use of TI's patented plastic encapsulation technology is pending in Federal District Court in Dallas. The plastic encapsulation technology covered by this patent revolutionized integrated circuit packaging by offering manufacturers a reliable alternative to expensive ceramic packaging. In 1993, the International Trade Commission ruled the defendants had infringed TI's patent. TI is seeking damages in the Dallas litigation and the defendants are denying the enforceability of the patents. No trial date has been set in the plastic encapsulation litigation in Dallas.

NOTE TO THE EDITORS: Texas Instruments Incorporated, headquartered in Dallas, Texas, is a high-technology company with sales or manufacturing operations in more than 30 countries. TI products and services include semiconductors; defense electronics systems; software productivity tools, printers, notebook computers and consumer electronics products; custom engineering and manufacturing services; electrical controls; and metallurgical materials.

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